                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                       CenterState Banks of Florida, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   15201P 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Lawrence W. Maxwell
                            500 South Florida Avenue
                             Lakeland, Florida 33801
                                 (863) 647-1581
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 10, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

                                  SCHEDULE 13D

CUSIP No. 15201P 10 9                                          Page 2 of 6 Pages

--------------------------------------------------------------------------------
1
           NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Lawrence W. Maxwell
--------------------------------------------------------------------------------
2
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [X]

                                                                       (b)  [ ]

--------------------------------------------------------------------------------
3
           SEC USE ONLY


--------------------------------------------------------------------------------
4
           SOURCE OF FUNDS

           PF,OO (exchange of securities)
--------------------------------------------------------------------------------
5
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(E)                                   [ ]


--------------------------------------------------------------------------------
6
           CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
           NUMBER OF SHARES                7
             BENEFICIALLY                           SOLE VOTING POWER
            OWNED BY EACH
              REPORTING                             -0-
             PERSON WITH
                                           -------------------------------------
                                           8
                                                    SHARED VOTING POWER

                                                    214,472
                                           -------------------------------------
                                           9
                                                    SOLE DISPOSITIVE POWER

                                                    -0-
                                           -------------------------------------
                                           10
                                                    SHARED DISPOSITIVE POWER

                                                    214,472
--------------------------------------------------------------------------------
11
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           214,472
--------------------------------------------------------------------------------
12
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                   [ ]


--------------------------------------------------------------------------------
13
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.4%
--------------------------------------------------------------------------------
14
           TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 15201P 10 9                                          Page 3 of 6 Pages

--------------------------------------------------------------------------------
1
           NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Anita K. Maxwell
--------------------------------------------------------------------------------
2
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]

                                                                        (b) [ ]

--------------------------------------------------------------------------------
3
           SEC USE ONLY


--------------------------------------------------------------------------------
4
           SOURCE OF FUNDS

           PF,OO (exchange of securities)
--------------------------------------------------------------------------------
5
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(E)                                   [ ]


--------------------------------------------------------------------------------
6
           CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
           NUMBER OF SHARES                7
             BENEFICIALLY                           SOLE VOTING POWER
             OWNED BY EACH
               REPORTING                            -0-
              PERSON WITH
                                           -------------------------------------
                                           8
                                                    SHARED VOTING POWER

                                                    214,472
                                           -------------------------------------
                                           9
                                                    SOLE DISPOSITIVE POWER

                                                    -0-
                                           -------------------------------------
                                           10
                                                    SHARED DISPOSITIVE POWER

                                                    214,472
--------------------------------------------------------------------------------
11
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           214,472
--------------------------------------------------------------------------------
12
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                   [ ]


--------------------------------------------------------------------------------
13
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.4%
--------------------------------------------------------------------------------
14
           TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

         This Schedule relates to shares of common stock, $0.01 par value per share ("Common Stock"), of CenterState Banks of Florida, Inc., a Florida corporation (the "Issuer" or the "Company"), whose principal executive offices are located at 7722 State Road 544 East, Winter Haven, Florida 33881. (This Amendment No. 1 to the Schedule 13D, together with the Initial Schedule 13D filed on December 20, 2001 ("Initial Schedule 13D") are referred to herein, collectively, as the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings previously ascribed to them in the Initial Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

         From December 10, 2001 through February 10, 2003, the Reporting Persons acquired 180,953 shares of Common Stock in open market transactions for approximately $541,145, which was paid out of the Reporting Persons' personal funds.

         In addition, on December 31, 2002, pursuant to the terms of the Amended and Restated Plan of Merger and Merger Agreement, dated as of August 20, 2002 (the "Bank Merger Agreement"), by and among the Issuer and CenterState Bank of Florida, a Florida banking corporation ("CenterState Bank"), CenterState Bank was merged with and into a wholly-owned interim subsidiary of the Issuer (the "Merger") and became a directly-owned subsidiary of the Issuer upon consummation. Under the terms of the Bank Merger Agreement, each holder of CenterState Bank common stock was entitled to receive 0.53631 shares of Common Stock and $2.40 in cash for each share of CenterState Bank common stock held by them. The Bank Merger Agreement also provided that each outstanding option to purchase CenterState Bank common stock was to be exchanged for stock options to purchase Common Stock based on a 0.67039 per share exchange ratio (i.e., each option to purchase one share of CenterState common stock was converted into an option to purchase 0.6704 shares of the Issuer's Common Stock). A copy of the Bank Merger Agreement is attached to the Schedule 13D as
Exhibit 3 and is incorporated herein by reference. As a result of the consummation of the Merger, on December 31, 2002, the Reporting Persons received 26,815 shares of Common Stock and approximately $120,000 in cash consideration in exchange for 50,000 shares of CenterState Bank common stock held by the Reporting Persons. Further, Mr. Maxwell received stock options to purchase 6,704 shares of Common Stock (the "Merger Options") in exchange for stock options to purchase 10,000 shares of CenterState Bank common stock originally granted to Mr. Maxwell as consideration for his services as a director of CenterState Bank. The Merger Options, which expire in June 2010, are currently exercisable at an exercise price of $14.92 per share of Common Stock. A copy of the Amendment to Option dated effective as of December 31, 2002 and the CenterState Bank of Florida Directors' Stock Option Agreement, dated effective as of June 20, 2000, by and between CenterState Bank and Larry Maxwell (collectively, the "Merger Option Agreement") is attached as Exhibit 4 to the Schedule 13D and is incorporated herein by reference.

Item 4.  Purpose of Transaction

         The Common Stock and stock options to purchase Common Stock have been acquired by the Reporting Persons for investment purposes. The Reporting Persons will monitor their investment in the Company and will in the future determine the most appropriate course of action to take with their investment. In reaching any decision with respect to this investment, the Reporting Persons will take into consideration various factors, including the Company's business, affairs and financial position, other developments concerning the Company, the price level of the shares, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to the Reporting Persons. Based on such factors, the Reporting Persons may from time to time determine that a further investment in the Company is attractive and purchase additional shares in the open market, in privately negotiated transactions, or otherwise. Alternatively, the Reporting Persons may determine to dispose of some or all of their shares in the open market, in privately negotiated transactions to one or more purchasers, or otherwise.


                                Page 4 of 6 Pages

         Except as set forth above, the Reporting Persons have no plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Company or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) change in the present board of directors or the management of the Company; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of Issuer

         (a) As of the date hereof, the Reporting Persons are the beneficial owners (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of an aggregate of 214,472 shares of Common Stock (including 6,704 shares of Common Stock which may be acquired upon the exercise of options currently owned), which represents approximately 6.4% of the 3,362,068 shares of Common Stock outstanding as of December 31, 2002.

         (b) With respect to the 214,472 shares of Common Stock beneficially owned by the Reporting Persons, the Reporting Persons share the power to vote or to direct the vote of the shares and share the power to dispose or to direct the disposition of such shares.

         (c) Exhibit 2 to the Schedule 13D, which is hereby incorporated by reference, sets forth all transactions the Reporting Persons have effected in the Issuer's Common Stock within the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Other than the Bank Merger Agreement and the Merger Option Agreement and the related documents and the transactions contemplated thereby as described in Item 3 and Item 4 of the Schedule 13D, the Reporting Persons know of no other contracts, arrangements, understandings or relationships required to be described herein. The description of the contents of the Bank Merger Agreement and the Merger Option Agreement set forth in the Schedule 13D is qualified in its entirety by reference to Exhibit 3 and Exhibit 4, respectively, to the
Schedule 13D.

Item 7.  Material to Be Filed as Exhibits

         Exhibit 2 Table of Transactions in the Common Stock by Reporting Persons During the Past 60 days.

         Exhibit 3 Amended and Restated Plan of Merger and Merger Agreement, dated August 20, 2002, by and among CenterState Bank of Florida and CenterState Banks of Florida, Inc.

         Exhibit 4 Amendment to Option dated effective as of December 31, 2002, and the CenterState Bank of Florida Directors' Stock Option Agreement, dated effective as of June 20, 2000 by and between CenterState Bank of Florida and Larry Maxwell.


                                Page 5 of 6 Pages

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 24, 2003                 /s/ Lawrence W. Maxwell
                                          --------------------------------------
                                          Lawrence W. Maxwell


Dated:  February 24, 2003                 /s/ Anita K. Maxwell
                                          --------------------------------------
                                          Anita K. Maxwell








                                Page 6 of 6 Pages

                                INDEX TO EXHIBITS


   Exhibit
    Number                                Description of Exhibits
   -------                                -----------------------

      2         --       Table of Transactions in the Common Stock by Reporting
                         Persons During the Past 60 days.

      3         --       Amended and Restated Plan of Merger and Merger
                         Agreement, dated August 20, 2002, by and among CenterState Bank of Florida and CenterState Banks of
                         Florida, Inc.

      4         --       Amendment to Option dated effective as of December 31,
                         2002, and CenterState Bank of Florida Directors' Stock
                         Option Agreement, dated effective as of June 20, 2000 by and between CenterState Bank of Florida and Larry Maxwell.